

February 22, 2013

Via E-mail
Mr. Charles Main
Chief Financial Officer
Yamana Gold Inc.
200 Bay Street
Royal Bank Plaza, North Tower, Suite 2200
Toronto, ON M5J 2J3
Canada

> **Re:** **Yamana Gold Inc.**
> **Form 40-F for Fiscal Year Ended December 31, 2011**
> **Filed March 30, 2012**
> **Response dated February 6, 2013**
> **File No. 001-31880**

Dear Mr. Main:

We have reviewed your response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 40-F for Fiscal Year Ended December 31, 2011

Exhibit 99.3 – Notes to Consolidated Financial Statements

Note 3 – Significant Accounting Policies, page 9
(d) – Property, Plant and Equipment, page 10
ii. Exploration, Evaluation Assets and Depletable Producing Properties, page 11

1. Please expand your policy disclosure in future filings relating to exploration and evaluation assets to address the following: i) the point at which you begin to capitalize these assets, ii) the point(s) at which you cease to capitalize these assets, and iii) how you reclassify these costs upon ceasing capitalization. Refer to paragraph 24(a) of IFRS 6. In

your response, provide us a sample of your proposed expanded disclosure and tell us the capitalized balance of exploration and evaluation assets by project/property as of December 31, 2011.

You may contact James Giugliano at (202) 551-3319, or Angela Halac at (202) 551-3398, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining